FELDMAN FINANCIAL ADVISORS, INC.
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                                                   1725 K STREET, NW - SUITE 205
                                                            WASHINGTON, DC 20006
                                             (202) 467-6862 - FAX (202) 467-6963




March 31, 2003



Board of Directors
Community First Bank
240 South Main Street
Madisonville, KY  42431-2558

Gentlemen:

It is the opinion of Feldman Financial Advisors, Inc., that the subscription rights to be received by the eligible account holders and other eligible subscribers of Community First Bank (the "Bank"), pursuant to the Plan of Conversion adopted by the Board of Directors of the Bank, do not have any economic value at the time of distribution or at the time the rights are exercised in the subscription offering.

Such opinion is based on the fact that the subscription rights are acquired by the recipients without payment therefor, are nontransferable and of short duration, and afford the recipients the right only to purchase shares of common stock of Community First Bancorp, Inc., the holding company formed to acquire all of the capital stock of the Bank, at a price equal to its estimated aggregate pro forma market value, which will be the same price at which any unsubscribed shares will be sold in the community offering.


Sincerely,


/s/ Feldman Financial Advisors, Inc.

FELDMAN FINANCIAL ADVISORS, INC.